YIGAL ARNON & CO.
ADVOCATES AND NOTARY

Tel Aviv	August 8, 2007
Ref.	Pointer 6157(125)

Mr. Larry Spirgel
Securities and Exchange Commission
450 Fifth Street N.W.
Washington, D.C. 20549

Re:	Pointer Telocation Limited
Form 20F for Fiscal Year Ended December 31, 2006
Filed August 28, 2006
File No. 0-51778 (the "20F")

Registration Statement on Form F-3
Filed May 31, 2007
File No. 333-143399 (the "Registration Statement")

Dear Mr. Spirgel

        On behalf of Pointer Telocation Ltd., an Israeli Company (the “Company”), set forth below are the Company’s responses to the comments (the “Comments”) of the staff of the Division of Corporation Finance (the “Staff”) transmitted by letter dated August 3, 2007 (the “Comment Letter”), in relation to the Company’s 20F and Registration Statement.

        For the convenience of the Staff, we have restated in this letter, each of the Comments in the Comment Letter and numbered each of the responses to correspond with the numbers of the Comments in the Comment Letter. Capitalized terms used and not defined have the meanings given in the Registration Statement.

Form 20F for Fiscal Year Ended December 31, 2006

Consolidated Financial Statements

General

1.	We noted your response to prior comment 1. We refer to your statement that the contracts cannot be settled in unregistered shares. Irrespective of the fact that the contracts do not include penalties or liquidated damages in the event that you are unable to deliver registered shares, the related warrants should be classified as liabilities under EITF 00-19 since the registration of the shares is outside of your control and nonperformance under the contract is not considered an option. Accordingly, net-cash settlement is assumed. Refer to paragraph 17 of EITF 00-19. Please revise or tell us if paragraph 18 of EITF 00-19 applies to you.

Tel Aviv:	1 Azrieli Center, Tel Aviv 67021	Tel. (+972) 3-608-7777	Fax. (+972) 3-608-7724
Jerusalem:	31 Hillel Street, Jerusalem 94581	Tel. (+972) 2-623-9239	Fax. (+972) 2-623-9233

	www.arnon.co.il	info@arnon.co.il

YIGAL ARNON & CO.

Response: The Company respectfully advises the Staff that in the Company’s previous response to the Staff’s prior Comment number 1, the Company inadvertently stated that “none of the contracts can be settled in unregistered shares.” This response was inaccurate and should have stated: “all of the contracts can be settled in unregistered shares.” In addition, the Company wishes to clarify that none of the contracts entered into prior to 2007 include penalties or liquidated damages in the event that the company is not able to deliver registered shares. However, such liquidated damages are included in contracts entered into during 2007. The Company further respectfully advises the Staff, that it is aware of the requirement of EITF 00-19 and is aware of its obligations to take such requirements into account with respect to the transactions entered into during 2007.

        Kindly contact the undersigned at (972) 3 608 7867, if you have any questions or require additional information.

Very truly yours, /s/ Adrian Daniels Adrian Daniels

cc:	Mr. Zvi Fried Chief Financial Officer Mr. Steven Glusband and Mr. Peter Flagel Carter Ledyard & Milburn LLP